UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2014

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: August 4, 2014	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer

SECOND QUARTER NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel.: 212.245.4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

Reports Q2 2014 Results

SHENZHEN, PRC – August 4, 2014 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) (formerly known as Nam Tai Electronics, Inc.) today announced its unaudited results for the second quarter ended June 30, 2014. The Company’s original core manufacturing business of LCM module, including Wuxi and Shenzhen production operations for the current and prior periods, were classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under loss from discontinued operations (net of tax) and not included in the presentation of rental income, net rental income and operating loss that form parts of the operating loss (income) of “continuing operations” and reported as the following:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2014	Q2 2013	YoY(%)(d)	1H 2014	1H 2013	YoY(%)(d)
Rental income (a)	$591	$64	823	$692	$91	660
Net rental income (a)	$329	$47	600	$410	$56	632
% of rental income	55.7%	73.4%		59.2%	61.5%
Operating loss (a)	$(2,672)	$(2,486)	—	$(4,409)	$(4,479)	—
% of rental income	(452.1%)	(3,884.4%)		(637.1%)	(4,922.0%)
per share (diluted)	$(0.06)	$(0.05)	—	$(0.10)	$(0.10)	—
Net loss (b) (c)	$(4,495)	$(31,931)	—	$(26,139)	$(26,947)	—
% of rental income	(760.6%)	(49,892.2%)		(3,777.3%)	(29,612.1%)
Basic loss per share	$(0.10)	$(0.71)	—	$(0.58)	$(0.60)	—
Diluted loss per share	$(0.10)	$(0.71)	—	$(0.58)	$(0.60)	—
Weighted average number of shares (‘000)
Basic	45,158	45,273		45,215	45,171
Diluted	45,158	45,273		45,215	45,171

Notes:

(a)	For the three months ended June 30, 2014 and June 30, 2013, the discontinued operations recognized net sales of $2.6 million and $198.6 million, gross profit of $0.2 million and $15.8 million, and operating loss of $4.8 million and $25.3 million, respectively. For the six months ended June 30, 2014 and June 30, 2013, the discontinued operations recognized net sales of $53.2 million and $383.8 million, gross profit of $2.8 million and $23.4 million, and operating loss of $20.4 million and $22.1 million, respectively. Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q2 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.
(b)	Net loss for the three months ended June 30, 2014 included (i) loss from discontinued operations (net of tax) of $4.3 million, which mainly included impairment charge of $2.3 million on assets held for sale mainly derived from land repurchase from local government in Wuxi, loss of $3.2 million on the one-off amortization for certain leasehold improvements in Shenzhen and reversal of a provision for bad debts of $1.5 million, and (ii) loss from continuing operations of $0.2 million.
(c)	Net loss for the six months ended June 30, 2014 included (i) loss from discontinued operations (net of tax) of $22.8 million, which mainly included impairment charge of $19.0 million on assets held for sale and loss of $3.2 million on the one-off amortization for certain leasehold improvements, and (ii) loss from continuing operations of $3.4 million, which mainly included loss on exchange difference of $4.1 million, and income from disposal of idle fixed assets of $0.4 million.
(d)	Percentage change is not applicable if either of the two periods contains a loss.
(e)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q2 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2014

Key Highlights of Financial Position

	As at June 30, 2014	As at June 30, 2013(a)	As at December 31, 2013(a)
Cash on hand and fixed deposits maturing over three months(b)	$303.4 million	$224.2 million	$270.3 million
Ratio of cash(c) to current liabilities	6.05	1.65	2.06
Current ratio	6.85	3.13	3.42
Ratio of total assets to total liabilities	7.65	3.47	3.77
Return on equity	(15.0%)	(15.3%)	0.1%
Ratio of total liabilities to total equity	0.15	0.41	0.36

Notes:

(a)	Certain financial ratios of the Company as at June 30, 2013 and December 31, 2013 have been restated according to the reclassified assets and liabilities from discontinued operations. Please see page 7 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q2 2014 on page 7, Condensed Consolidated Balance Sheets.
(b)	Total cash of $303.4 million as at June 30, 2014 included $40.0 million short term bank loan borrowed from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) with a term of one year. As at June 30, 2014, $4.1 million out of the $40.0 million short term loan has been utilized as payment for 527,179 shares of our common stocks that we repurchased. As at June 30, 2014, all remaining funds from this short term bank loan are placed in time deposits.
(c)	Cash in the financial ratio included both cash on hand and fixed deposits maturing over three months in the amount of $303.4 million, $224.2 million and $270.3 million as at June 30, 2014, June 30, 2013 and December 31, 2013, respectively.

OPERATING RESULTS

Rental income, net rental income and operating loss for the second quarter of 2014 and the same quarter of 2013 were presented excluding the discontinued operations (Shenzhen and Wuxi facilities). Operating loss for the second quarter of 2014 was $2.7 million, an increase of $0.2 million, compared to operating loss of $2.5 million in the second quarter of last year. Operating loss for the six months ended June 30, 2014 was $4.4 million, a decrease of $0.1 million compared to operating loss of $4.5 million in the same period of last year.

With respect to the discontinued operations (Shenzhen and Wuxi facilities), for the second quarter of 2014 and the same period of 2013, net sales were $2.6 million and $198.6 million, gross profit was $0.2 million and $15.8 million, and operating losses were $4.8 million and $25.3 million, respectively. For the six months ended June 30, 2014 and June 30, 2013, the net sales were $53.2 million and $383.8 million, gross profit was $2.8 million and $23.4 million, and operating losses were $20.4 million and $22.1 million, respectively.

After considering the loss from discontinued operations (net of tax), net loss in the second quarter of 2014 was $4.5 million, or loss of $0.1 per diluted share, compared to net loss of $31.9 million, or loss of $0.71 per diluted share in the second quarter of last year. Net loss primarily comprised of (i) the $4.3 million loss from discontinued operations (net of tax) in the second quarter of 2014, which mainly included impairment charge of $2.3 million on assets held for sale mainly derived from the land repurchase from the local government in Wuxi, a charge of $3.2 million on the one-off amortization for the certain leasehold improvements in Shenzhen and reversal of a provision for bad debts of $1.5 million, compared to $31.3 million loss (mainly including impairment charge on fixed assets of $34.9 million) in the same period of last year, (ii) loss of $0.2 million from continuing operations in the second quarter of 2014, compared to $0.6 million loss in the same period of last year, also mainly due to the termination of LCM module production in 2014.

Net loss for the six months ended June 30, 2014 was $26.1 million, or loss of $0.58 per diluted share, compared to net loss of $26.9 million, or loss of $0.60 per diluted share, in the same period of last year. Net loss was primarily comprised of (i) the $22.8 million loss from discontinued operations (net of tax) for the six months ended Jun 30, 2014, which mainly included impairment charge of $19.0 million on assets held for sale mainly derived from the depreciation of Japanese Yen and land repurchase from local government in Wuxi, compared to $27.3 million loss (mainly including impairment charge on fixed assets of $34.9 million) in the same period of last year, and (ii) loss of $3.4 million from continuing operations for the six months ended Jun 30, 2014, compared to income of $0.4 million in the same period of last year, also mainly due to loss on exchange difference of $4.0 million, which resulted from the depreciation of RMB against USD during the first quarter of 2014.

Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q2 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

Upon the cessation of our original core business of LCM production and changing of our company name from Nam Tai Electronics, Inc. to Nam Tai Property Inc., we have formally transformed our core business from the EMS industry to property development and management industry as previously announced. In addition, we have also completed the sale of all of our manufacturing equipment as of August 2014 to third parties and expect our last remaining production line in Wuxi will be removed by the end of August 2014. Also, on June 26, 2014, we obtained a formal consent to repurchase the land by Wuxi local government. We expect to sell back the Phase II land we acquired previously to Wuxi local government and book the receivables before the end of February 2015. The remaining Wuxi facilities, including the Phase I land, are still being listed for sale by the real estate agents.

As for our land in Shenzhen, professional feasibility study reports for both projects (the Gushu Project prepared by Jones Lang Lasalle, DTZ and Rider Levett Bucknall; and the Guangming Project prepared by Worldunion) have been made available on our website. We believe these projects will contribute to our profit in the future. As a result, the Company wishes to reconfirm our decision to thoroughly focus our efforts on developing these two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting them into high-end commercial complexes as previously announced. We would also consider joint-venture opportunities with other potential developers as business partners to develop these projects.

The construction permit application processes for both projects have been proceeding smoothly, and we believe that we can obtain the necessary permits and approvals to carry out the next stage of our property development projects.

On the specifics of the overall project schedule, they will depend on the following factors:

1)	Government policy and approval time. We have been following the necessary application procedures closely and planning our development phases and timetable accordingly. Our property development schedule will be subject to when the construction permit and approvals are given. There can be no assurance that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land.

2)	Development partners. We are now looking for potential joint venture partners.

We plan to develop the Guangming Project first, as we expect to obtain the relevant construction permit before the end of June, 2015. For the Gushu Project, we will continue to follow the proper government procedures under urban renewal application to apply for the necessary permits and approvals as required in due course. We expect that, around the end of 2015, we will obtain the relevant permits and approvals for the commencement of the phase I construction. For the time being, the property reserved for the phase II construction has been rented to a third party lessee for a term of three years.

The information contained in or that can be accessed through the websites mentioned in this announcement does not form part of this announcement.

SHARE REPURCHASE PROGRAM UPDATE

As of July 31, 2014, 912,165 common stocks had been bought back from the open market at the prevailing market price under our stock repurchase program announced on May 7, 2014. The share repurchase has been conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934 and is expected to be terminated around November 30, 2014.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2014

As announced on November 4, 2013, the Company has set the payment schedule of quarterly dividends for 2014. The dividend for Q3 2014 was paid on July 18, 2014. The dividend for Q4 2014 will be paid before October 31, 2014 and the record date will be September 30, 2014.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2014.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2014	December 31, 2013	January 17, 2014	$0.02	PAID
Q2 2014	March 31, 2014	April 17, 2014	$0.02	PAID
Q3 2014	June 30, 2014	July 18, 2014	$0.02	PAID
Q4 2014	September 30, 2014	before October 31, 2014	$0.02

Total for Full Year 2014			$0.08

The Company’s decision to continue dividend payments in 2014 does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2014 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, and we also cannot assure you the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2014

The following table repeats and updates the previously announced schedule for the announcements of financial results for the year 2014.

Announcements of Financial Results
Quarter	Date of release
Q1 2014	April 28, 2014 (Mon)
Q2 2014	August 4, 2014 (Mon)
Q3 2014	November 3, 2014 (Mon)
Q4 2014	February 2, 2015 (Mon)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important  factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successfully redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2014 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

Prior to complete cessation of our electronic manufacturing and design services business in April 2014, we were an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufactured electronic components and subassemblies, i.e. LCD modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufactured finished products, including mobile phone accessories, home entertainment products and educational products. We assisted our OEM customers in the design and development of their products and furnished full turnkey manufacturing services that utilized advanced manufacturing processes and production technologies.

Upon the cessation of our LCM manufacturing business in April 2014, we have formally transformed our core business from the EMS industry to property development and management. We are thoroughly focusing our efforts on redeveloping two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Subsequently, we believe our principal income in the future will be derived from the rental income from the commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTP”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2014 AND 2013

(In Thousands of US Dollars except share and per share data)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Rental income (1)	$591	$64	$692	$91
Rental expense	262	17	282	35

Net rental income	329	47	410	56

Costs and expenses
General and administrative expenses	3,001	2,533	4,819	4,535

	3,001	2,533	4,819	4,535

Operating loss	(2,672)	(2,486)	(4,409)	(4,479)

Other income (expenses), net	282	870	(3,195)	3,165
Interest income	2,213	969	4,230	1,712

(Loss) income before income tax	(177)	(647)	(3,374)	398

(Loss) income from continuing operations	(177)	(647)	(3,374)	398
Loss from discontinued operations, net of tax	(4,318)	(31,284)	(22,765)	(27,345)

Consolidated net loss	(4,495)	(31,931)	(26,139)	(26,947)
Other comprehensive income	—	—	—

Consolidated comprehensive loss (2)	$(4,495)	$(31,931)	$(26,139)	$(26,947)

Basic net (loss) earnings per share:
Basic (loss) earnings per share from continuing operations	$(0.00)	$(0.02)	$(0.08)	$0.01
Basic loss per share from discontinued operations	$(0.10)	$(0.69)	$(0.50)	$(0.61)

Basic net loss per share	$(0.10)	$(0.71)	$(0.58)	$(0.60)

Diluted net (loss) earnings per share:
Diluted (loss) earnings per share from continuing operations	$(0.00)	$(0.02)	$(0.08)	$0.01
Diluted loss per share from discontinued operations	$(0.10)	$(0.69)	$(0.50)	$(0.61)

Diluted net loss per share	$(0.10)	$(0.71)	$(0.58)	$(0.60)

Weighted average number of shares (‘000)
Basic	45,158	45,273	45,215	45,171
Diluted	45,158	45,273	45,215	45,171

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee for a term of three years since May 2014.
(2)	Comprehensive loss includes impairment charge of $2.3 million on assets held for sale mainly derived from land repurchase from local government in Wuxi, a loss of $3.2 million on the one-off amortization for the certain leasehold improvements in Shenzhen and reversal of provision for bad debts of $1.5 million for the three months ended June 30, 2014.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2014 AND DECEMBER 31, 2013

(In Thousands of US Dollars)

	June 30	December 31
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents(1) (2)	$52,951	$68,707
Fixed deposits maturing over three months(1)(2)	250,419	201,565
Prepaid expenses and other receivables	6,170	3,108
Finance lease receivable – current	4,103	3,921
Assets held for sale	28,110	45,423
Current assets from discontinued operations	1,560	124,783

Total current assets	343,313	447,507

Property, plant and equipment, net	26,195	30,867
Finance lease receivable – non current	3,067	4,987
Land use rights	10,816	10,951
Deposit for property, plant and equipment	14	—
Other assets	107	107

Total assets	$383,512	$494,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing(3)	$40,000	$—
Accrued expenses and other payables	3,707	995
Dividend payable	1,811	3,622
Current liabilities from discontinued operations	4,584	126,412

Total current liabilities	50,102	131,029

EQUITY
Shareholders’ equity:
Common shares(4)	448	453
Additional paid-in capital	287,895	291,731
Retained earnings	45,075	71,214
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	333,410	363,390

Total liabilities and shareholders’ equity	$383,512	$494,419

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $250.4 million and $201.6 million as at June 30, 2014 and December 31, 2013 are not classified as cash on hand but require separate disclosure in the balance sheet.
(2)	Total cash of $303.4 million as at June 30, 2014 included $40.0 million short term bank loan borrowed from HSBC with a term of one year and as of June 30, 2014, $4.1 million of the $40.0 million has been utilized to repurchase 527,179 shares. The remained funds from this short term bank loan have been placed in time deposits as at June 30, 2014.
(3)	Short term bank borrowing represented the short term bank loan of $40.0 million borrowed from HSBC with a term of one year from May 28 2014 to May 28 2015.
(4)	Common shares includes 527,179 shares repurchased and cancelled till Jun 30, 2014.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2014 AND 2013

(In Thousands of US Dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(4,495)	$(31,931)	$(26,139)	$(26,947)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	1,128	6,200	2,989	14,909
Reversal of provision for inventories	—	(57)	—	(132)
Reversal for goods return	—	(10)	—	(11)
(Reversal of) provision for bad debts	(1,545)	2,158	(1,926)	2,158
Loss (gain) on disposal of property, plant and equipment	2,526	(1)	1,921	(543)
Gain on disposal of idle property, plant and equipment	(213)	—	(394)	—
Loss on disposal of other assets	—	—	—	563
Impairment charge on fixed assets and land use rights	2,297	34,866	19,035	34,866
Gain on derivative financial instruments	—	(445)	—	(462)
Share-based compensation expenses	192	999	230	1,458
Decrease in deferred income taxes	—	4,449	—	3,000
Unrealized exchange loss (gain)	—	(704)	7,778	(910)
Changes in current assets and liabilities:
Decrease in accounts receivable	4,488	22,844	71,556	88,749
Decrease (increase) in inventories	1,481	(10,265)	30,493	15,371
(Increase) decrease in prepaid expenses and other receivables	(254)	8,513	1,900	9,822
Increase in income tax recoverable	—	(2)	—	(2)
Increase (decrease) in notes payable	—	613	—	(3,635)
(Decrease) increase in accounts payable	(5,601)	455	(95,025)	(92,391)
Decrease in accrued expenses and other payables	(719)	(3,102)	(20,899)	(15,572)
(Decrease) increase in income tax payable	(1,935)	831	(3,010)	709

Total adjustments	1,845	67,342	14,648	57,947

Net cash (used in) provided by operating activities	$(2,650)	$35,411	$(11,491)	$31,000

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2014 AND 2013

(In Thousands of US Dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(127)	$(277)	$(528)	$(3,315)
Increase in deposits for purchase of property, plant and equipment	(14)	—	(14)	—
Cash received from derivative financial instruments	—	83	—	199
Proceeds from disposal of property, plant and equipment and other assets	15,814	8	16,602	5,444
Proceeds from disposal of idle property, plant and equipment	213	—	394	—
Cash received from finance lease receivable	880	797	1,738	1,573
Increase in fixed deposits maturing over three months	(16,774)	(29,016)	(48,854)	(27,327)

Net cash used in investing activities	$(8)	$(28,405)	$(30,662)	$(23,426)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(905)	$(6,791)	$(1,811)	$(13,511)
Proceeds from issue of shares	89	—	89	2,598
Share buy-back program	(4,103)	—	(4,103)	—
Repayment of Trust Receipt loans	—	(4,444)	—	(3,558)
Proceeds from (repayment of) bank loans	40,000	—	40,000	(4,824)

Net cash provided by (used in) financing activities	$35,081	$(11,235)	$34,175	$(19,295)

Net increase (decrease) in cash and cash equivalents	$32,423	$(4,229)	$(7,978)	$(11,721)
Cash and cash equivalents at beginning of period	20,528	150,552	68,707	157,838
Effect of exchange rate changes on cash and cash equivalents	—	704	(7,778)	910

Cash and cash equivalents at end of period	$52,951	$147,027	$52,951	$147,027

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2014 AND 2013

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive loss was $4,495 and $31,931 for the three months ended June 30, 2014 and 2013 respectively.

2.	Business segment information:

Since the first quarter of 2013, the FPC segment has been discontinued and Telecommunication Components Assembly – (“TCA”) segment has been discontinued in the first quarter of 2014.

3.	A summary of the rental income, net (loss) income and long-lived assets by geographical areas is as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
RENTAL INCOME WITHIN:
- PRC, excluding Hong Kong	$591	$64	$692	$91

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$781	$1,563	$776	$2,149
- Hong Kong	(958)	(2,210)	(4,150)	(1,751)

Total net (loss) income from continuing operations	$(177)	$(647)	$(3,374)	$398

	June 30, 2014	December 31, 2013
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$33,184	$37,851
- Hong Kong	3,827	3,967

Total long-lived assets	$37,011	$41,818